At a reconvened Special Meeting of Shareholders held on May 30, 2013, which had been adjourned on April 30, 2013, shareholders of the Roxbury Small-Cap Growth Fund (the "Fund") considered a proposal to approve a new investment sub-advisory agreement between Roxbury Capital Management, LLC and Hood River Capital Management, LLC on behalf of the Fund. Shareholders of record of the Fund on March 1, 2013 were entitled to vote on the proposal. The proposal was approved at the reconvened May 30, 2013 Special Meeting of Shareholders and the votes recorded at the meeting are provided below. Percentage information relates to the votes recorded as a percentage of the outstanding shares at the record date.

Votes for - Percentage/Number:            98.35%/1,547,231


Votes Against - Percentage/Number:         0.960%/15,099


Votes Abstained - Percentage/Number:       0.684 %/10,774


77C Exhibit